Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX   ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

TRP121: NOTIFICATION OF ACQUISITION OF BENEFICIAL INTEREST IN SECURITIES

In compliance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Companies Act”) and Regulation 121(2)(b) of the Companies Act Regulations, 2011, shareholders are advised that MiX Telematics has received notification from Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”) of the acquisition by Imperial Corporate Services of MiX Telematics shares, such that Imperial Corporate Services now holds 25.957% of MiX Telematics’ issued shares.

24 February 2014

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